Prospectus Supplement #6	Filed pursuant to Rule 424(b)(3)
(to prospectus dated April 7, 2004)	Registration No. 333-113557

ADAPTEC, INC.
$225,000,000

3/4% Convertible Senior Notes due 2023
and 19,224,203 shares of Common Stock issuable upon conversion of the Notes

        This prospectus supplement relates to the resale by the holders of our 3/4% Convertible Senior Notes due 2023 and 19,224,203 shares of our common stock issuable upon the conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus dated April 7, 2004, which is to be delivered with this prospectus supplement.

        The information in the table appearing under the heading "Selling Securityholders" in the prospectus is amended by the addition of the information appearing in the table below:

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder (1)	Beneficially Owned and Offered Hereby(1)	Percentage of Notes Outstanding	Beneficially Owned(1)(2)	Offered Hereby	Owned After the Offering
Credit Suisse First Boston Europe LTD (3)†	$1,040,000	*	88,858	88,858	0
GLG Market Neutral Fund (4)	$14,000,000	6.2%	1,196,172	1,196,172	0
S.A.C. Arbitrage Fund, LLC (5)	$250,000	*	34,560	21,360	13,200

*
Less than 1%

(†)
Each of these selling securityholders is also a registered broker-dealer. As a result, the staff of the Securities and Exchange Commission has informed us that each of these securityholders will be an "underwriter" within the meaning of the Securities Act.

(1)
Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements if and when necessary.

(2)
Assumes a conversion price of approximately 85.4409 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion Rights" in the prospectus. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Includes $1,000,000 principal amount of notes previously included in the prospectus in connection with this selling securityholder.

(4)
GLG Market Neutral Fund (the "Fund") is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers, Inc., a publicly-held entity. GLG Partners LP, GLG Partners Limited, Messrs. Gottesman, Lagrange, Green and Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by the Fund, except to the extent of their pecuniary interest therein.

(5)
Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Capital Advisors"), and S.A.C. Capital Management, LLC, a Delaware limited liability company ("SAC Capital Management"), share all voting and dispositive power with respect to these securities. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities held by the selling securityholder except to the extent of their pecuniary interest therein.

        Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of the prospectus, as well as the "Risk Factors" section included in our recent reports filed with the Securities and Exchange Commission.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 1, 2004.